Exhibit (a)(9)

Answerthink Stock Option Exchange Program

As announced in a previous Broadcast email, Answerthink is offering the following Stock Option Exchange Program to all eligible associates below the Senior Director level.

Many of our associates have current outstanding options with strike prices that are significantly higher than the current market price of our common stock. We believe in giving our associates long-term performance incentives. Current outstanding options may not be providing such an incentive at this time. This Stock Option Exchange Program gives eligible associates the opportunity to choose whether to keep their current options or have them replaced with a grant issued at a later date that has the potential for a lower strike price.

The voluntary Stock Option Exchange Program outlined below is being offered to all eligible associates below the Senior Director level who hold stock options with exercise or “strike” prices at or above $4.50.

Highlights of this Stock Option Exchange Program include:

•	For those options having an exercise price of $4.50 or more but less than $6.51, the number of new options granted will be 50% of the number of options tendered by an eligible associate and accepted for exchange

•	For those options having an exercise price of $6.51 or more but less than $8.01, the number of new options granted will be 33% of the number of options tendered by an eligible associate and accepted for exchange

•	For those options having an exercise price of $8.01 or more but less than $10.01, the number of new options granted will be 25% of the number of options tendered by an eligible associate and accepted for exchange

•	For those options having an exercise price of $10.01 or more, the number of new options granted will be 20% of the number of options tendered by an eligible associate and accepted for exchange

•	The vesting schedule for the new options granted will be in two installments over a two-year period with 50% vesting on the first anniversary of the date the new options are granted and 50% vesting on the second anniversary of the date the new options are granted

•	Existing options with an exercise price per share less than $4.50 are not eligible for exchange in this offer, except that any options granted to you after January 10, 2003 are required to be exchanged as a condition to participation in this offer to exchange. For those options granted to you after January 10, 2003, the number of new options granted will be 100% of the number of shares subject to the options tendered by such Eligible Employee and accepted for exchange

•	Eligible associates must surrender all or none of their options for a specific grant

•	Offering Period starts on June 11, 2003

•	Offering Period is estimated to end on July 14, 2003

•	The Offering Period end date, estimated to be July 14, 2003 is the official “Cancellation Date”

•	New options will be granted at least 6 months and 1 day after the “Cancellation Date”, with a strike price equal to the fair market value of Answerthink common stock on that grant date

This email communication only provides an overview of the program. The attached “Overview of the Stock Option Exchange Plan” explains the program more fully and provides examples. The “FAQ” will answer most of your questions.

Additionally, this week we mailed to eligible associates’ home addresses detailed information regarding the Stock Option Exchange Program. The information includes all of the documentation needed to tender (surrender) your options. You will receive five documents: an introductory letter from Ted, the Offer to Exchange, the Letter of Transmittal, and the Letter of Withdrawal (to withdraw options tendered under this program prior to the expiration date). These documents will also be available on Mind~Share>Shared Services>Human Resources>Stock Options after Monday, June 16th.

The fifth document is Schedule B, which contains information regarding your personal stock options. The column on the Schedule B from which you should obtain your information regarding the number of unexercised options, vested and unvested, is the column entitled “Options Outstanding.”

The documents that have been mailed to your homes contain the most detailed description of the program. You should review those documents before you decide whether or not to participate in the Stock Option Exchange Program.

If you decide to tender any of your option grants, your properly completed letter of transmittal must be received prior to 11:59 p.m., Eastern Time, on July 14, 2003, at Answerthink, Inc., Human Resources, Attn: Diane Tuccito 817 W. Peachtree Street, Suite 800, Atlanta, Georgia 30308 (telephone: (404) 682-2444).

We recommend that if you choose to mail your letter of transmittal, you send it by certified or registered mail. Interoffice mail is not recommended since it cannot be tracked. Please keep a copy of all documents. You assume the risk of, and will be responsible for any lost or delayed mail, whether interoffice or otherwise. Please note that letters of transmittal sent by facsimile machine or over electronic mail will not be accepted.

All delivery costs associated with this program are to be incurred at the personal expense of the participating associate. No delivery costs may be charged to Answerthink.

The Stock Option Exchange Program and all communications we distribute on this program are subject to specific rules of the SEC for tender offers. This is because Answerthink will be offering, in effect, to purchase outstanding options in exchange for the obligation to issue new options with terms that are not the same as the options surrendered and because the decision whether to accept the offer is an investment decision. The SEC rules require that the communication that you are reading and all subsequent communications on the matter be filed with the SEC and made available for public review. As such, this communication and other documents you receive in conjunction with this program may be more formal than typical Answerthink internal employee communications.

Answerthink’s offer will be made under the terms and subject to the conditions of the Offer to Exchange and Letter of Transmittal.

Diane Tuccito, SPHR

Managing Director, Human Resources